                                                                      EXHIBIT 20

                    COLUMBIA/HCA REPORTS FIRST QUARTER 1999
                   EPS From Continuing Operations of $0.42
                         Excluding Non-recurring Items

            Board Authorizes Spin-Off, Sets Record Date of April 30

Nashville, Tenn., April 21, 1999 - Columbia/HCA Healthcare Corporation (NYSE:
COL) today announced operating results for the first quarter ended March 31, 1999.

        For the first quarter, revenues from continuing operations totaled $4.7 billion compared to $4.9 billion in the first quarter of 1998. Net income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, totaled $271 million or $0.42 per diluted share for the first quarter of 1999 compared to $241 million or $0.37 per diluted share in the first quarter of 1998. Net income for the first quarter totaled $322 million or $0.50 per diluted share compared to $197 million or $0.31 per diluted share in the first quarter of 1998.
        The Company sold 7 hospitals and certain other non-core assets during the quarter resulting in a pretax gain of $249 million ($151 million net of tax), or $0.24 per diluted share. The Company also recorded asset impairment charges of approximately $106 million ($80 million net of tax), or $0.13 per diluted share during the quarter.

        During the quarter, the Company's remaining core assets had combined net income from continuing operations, excluding gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, of $0.44 per diluted share; assets sold or being held for sale experienced a net loss of ($0.02) per diluted share, while assets to be distributed to shareholders broke even during the quarter.

        For the quarter ended March 31, 1999, same-facility admissions increased by 3.5 percent. Same-facility equivalent admissions, which reflect inpatient and outpatient volumes, increased 3.6 percent.

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        At March 31, 1999, the Company's balance sheet reflected total debt of approximately $6.3 billion, stockholders' equity of $7.5 billion and total assets of $18.8 billion. Capital expenditures for the quarter totaled $301 million. The Company's total debt-to-capital ratio was to 43 percent at March 31, 1999 compared to 45 percent at December 31, 1998 and 52 percent at March 31, 1998.

        Subject to certain financing arrangements and regulatory approvals, the Company's Board of Directors has authorized the spin-offs of LifePoint Hospitals, Inc. and Triad Hospitals, Inc. (America and Pacific Groups, respectively) to the stockholders of Columbia/HCA. The spin-off will be accomplished through a distribution of one share of LifePoint and one share of Triad common stock for every 19 shares of Columbia/HCA common stock outstanding on the record date, which will be April 30, 1999. The effective date of the spin-off will be on or about May 7, 1999.

        The Internal Revenue Service has ruled that the spin-off generally will be tax-free to the Company's stockholders (except for any cash received in lieu of fractional shares of LifePoint and Triad common stock). Further details concerning the spin-off will be provided to stockholders in an information statement to be distributed by the Company prior to the effective date of the spin-off.

        The Company has recently settled forward purchase contracts associated with the July 1998, $1 billion share repurchase program representing 27.1 million shares at a cost of approximately $580 million. In accordance with the terms of the forward purchase contracts, the shares remained issued and outstanding until the contracts were settled by the Company. The remaining forward purchase contracts, totaling 12.3 million shares and approximately $305 million, are expected to be settled early during the second quarter. Shares valued in excess of $100 million were purchased by the Company in the open market.

        In February 1999, the Board authorized a second $1 billion share repurchase program. As of April 20, 1999, Columbia/HCA has repurchased 6.9 million shares of its common stock for approximately $131 million.

        Columbia/HCA's annual shareholders meeting will be held on May 27, 1999 in Nashville, Tennessee, for shareholders of record as of April 5, 1999.

                                     * * *

This press release contains forward-looking statements based on current management expectations. Numerous factors, including those detailed from time-to-time in the Company's filings with the Securities and Exchange Commission, may cause results to differ materially from those anticipated in the forward-looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict. These statements are subject to risks and uncertainties and, therefore, actual results may differ materially.

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Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company" and "Columbia/HCA" as used throughout this document refer to Columbia/HCA Healthcare Corporation and its affiliates.

                      Columbia/HCA Healthcare Corporation
              Consolidated Operating Results Summary
          (Dollars in millions, except per share amounts)


                                         First Quarter
                                        1999         1998

Revenues                               $4,655      $4,901

EBITDA (a)                               $878        $901

Net income:
  Income from continuing
    operations, excluding gains
    on sales of facilities,
    impairment on long-lived
    assets and restructuring of
    operations and investigation
    related costs                        $271        $241
  Gains on sales of facilities
    (net of tax)                          151           -
  Impairment of long-lived assets
    (net of tax)                          (80)          -
  Restructuring of operations and
    investigation related costs
    (net of tax)                          (20)        (22)
  Loss from operations of
     discontinued businesses
     (net of tax)                           -         (22)

  Net income                             $322        $197

Diluted earnings per share:
  Income from continuing
    operations, excluding gains on
    sales of facilities, impairment
    on long-lived assets and
    restructuring of operations
    and investigation related costs     $0.42       $0.37
  Gains on sales of facilities           0.24           -
  Impairment of long-lived assets       (0.13)          -
  Restructuring of operations and
    investigation related costs         (0.03)      (0.03)
  Loss from operations of
    discontinued businesses                 -       (0.03)

  Net income                            $0.50       $0.31

Shares used in computing diluted
  earnings per share (000)            641,352     644,933


(a) EBITDA is defined as income from continuing operations before depreciation and amortization, interest expense, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes.

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                      Columbia/HCA Healthcare Corporation
          Consolidated Income Statements
                     First Quarter
   (Dollars in millions, except per share amounts)

                                      1999             1998
                                 Amount   Ratio    Amount  Ratio

Revenues                         $4,655   100.0%   $4,901  100.0%

Salaries and benefits             1,860    40.0     2,013   41.1
Supplies                            722    15.5       746   15.2
Other operating expenses            892    19.0       940   19.2
Provisions for doubtful accounts    338     7.3       343    7.0
Equity in earnings of affiliates    (35)   (0.7)      (42)  (0.9)

                                  3,777    81.1     4,000   81.6

     EBITDA                         878    18.9       901   18.4

Depreciation and amortization       296     6.4       309    6.3
Interest expense                    111     2.4       153    3.1
Gains on sale of facilities        (249)   (5.3)        -      -
Impairment of long-lived assets     106     2.3         -      -
Restructuring of operations and
  investigation related costs        30     0.6        38    0.8

Income from continuing operations
  before minority interests and
  income taxes                      584    12.5       401    8.2

Minority interests in earnings of
  consolidated entities              14     0.3        20    0.4

Income from continuing operations
  before income taxes               570    12.2       381    7.8

Provision for income taxes          248     5.3       162    3.4

Income from continuing operations   322     6.9       219    4.4

Loss from operations of
  discontinued businesses (net of
  tax benefit)                        -       -       (22)  (0.4)

  Net Income                       $322     6.9      $197    4.0

Diluted earnings per share:
  Income from continuing operations,
    excluding gains on sales of
    facilities, impairment of
    long-lived assets and re-
    structuring of operations and
    investigation related costs   $0.42             $0.37
  Gains on sales of facilities     0.24                 -
  Impairment long-lived assets    (0.13)                -
  Restructuring of operations and
   investigation related costs    (0.03)            (0.03)
  Loss from operations of
     discontinued businesses          -             (0.03)

  Net income                      $0.50             $0.31

Shares used in computing
  diluted earnings per share
  (000)                         641,352           644,933

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          Columbia/HCA Healthcare Corporation
              Consolidated Balance Sheets
                 (Dollars in millions)


                               March 31     December 31
                                 1999           1998
ASSETS


Current assets:
  Cash and cash
    equivalents                    $586            $297
  Accounts receivable, net        2,250           2,096
  Other                           1,398           1,470

      Total current assets        4,234           3,863

Property and equipment,
  at cost                        15,410          15,644
Accumulated depreciation         (6,261)         (6,195)

                                  9,149           9,449

Investments of insurance
  subsidiary                      1,533           1,614
Investments in and
  advances to affiliates            865           1,275
Intangible assets,
  net                             2,815           2,910
Other                               201             318

                                $18,797         $19,429

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable                 $748            $784
  Other current
   liabilities                    1,681           1,707
  Long-term debt due
   within one year                  763           1,068

      Total current
        liabilities               3,192           3,559

Long-term debt                    5,566           5,685
Professional liability
  risks, deferred taxes
  and other liabilities           1,788           1,839
Minority interests in
  equity of consolidated
  entities                          772             765

Stockholders' equity              7,479           7,581

                                $18,797         $19,429

Current ratio                      1.33            1.09
Ratio of debt to
  debt plus common and
  minority equity                  43.4%           44.7%

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                      Columbia/HCA Healthcare Corporation
                             Operating Statistics

                                        First Quarter
                                      1999           1998

Consolidated Hospitals

  Number of Hospitals                  273            310
  Weighted Average
   Licensed Beds                    52,451         60,765
  Licensed Beds at
   End of Period                    51,797         60,739

  Admissions                       477,400        508,200
  Equivalent Admissions            703,300        756,600

  Patient Days                   2,389,200      2,593,500
  Equivalent Patient
   Days                          3,519,200      3,861,700

  Emergency Room Visits          1,399,400      1,412,100

  Outpatient Revenues as
   a Percentage of
   Patient Revenues                   37.6%          36.8%

  Surgery Cases                    378,800        441,500

  Average Length of Stay               5.0            5.1

  Occupancy                           50.6%          47.4%
  Equivalent Occupancy                74.5%          70.6%

Number of Consolidated
and Non-Consolidated
(50/50 Equity Joint
Ventures) Hospitals:

  Consolidated                         273            310
  Non-Consolidated
   (50/50 Equity
   Joint Ventures                       24             26

  Total Number
   of Hospitals                        297            336

                      Q1-1999 Group Results
                         ($ in millions)

                                                    Assets Sold
                  Core                                  or Held
                Assets        Triad     LifePoint      for Sale

Revenues        $4,039         $368          $134          $114

EBITDA            $821          $41           $22           ($6)

% Margin          20.3%        11.1%         16.3%         -5.1%

Proforma EBITDA(1)   -          $40           $21             -

Same Facility
  Admissions      +3.3%        +5.4%         +6.9%         -4.5%

(1) On a pro forma basis to reflect the results of LifePoint's and Triad's operations as if the distribution and the divestitures of certain facilities occurred as of the beginning of the period.

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